UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2024

Commission File Number: 001-36000

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

26 Ben-Gurion St.

Ramat Gan

5112001, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

RAMAT GAN, ISRAEL - (December 30, 2024) – XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB, TASE: XTLB.TA) (“XTL” or the “Company”), today announced financial results for the nine months ended September 30, 2024.

The Company holds 100% of the share capital of The Social Proxy Ltd. (the “Social Proxy”), a web data company and has an intellectual property portfolio surrounding hCDR1 for the treatment of Lupus disease (SLE)), which it has decided to explore collaboration with a strategic partner to develop.

On August 14, 2024, the Company announced it has completed the acquisition of the Social Proxy and on November 11, 2024 it has adjusted the consideration under the acquisition to the previous shareholders of the Social Proxy (the “Shareholders”) by, among other things, adjust the number of ADSs and warrants issuable to the Shareholders under the share purchase agreement between the Company, Social Proxy and the Shareholders dated June 5, 2024 (the “SPA”).

The Company acquired all of the issued and outstanding share capital of Social Proxy (the “Transaction”) in exchange for (i) the issuance by the Company to the shareholders of Social Proxy, by way of a private placement, 1,864,790 unregistered American Depositary Shares (“ADSs”), representing immediately after such issuance, 21.16% of the issued and outstanding share capital of the Company, and (ii) the payment of US$430,000 to the shareholders of Social Proxy. The value of the Social Proxy was estimated to be US$5.8 million according to third party valuation.

In addition, as part of the Transaction, the shareholders of Social Proxy were issued additional warrants, which may only be exercised upon reaching certain financial measured milestones within a period of up to three (3) years from the closing of the Transaction.

In addition, and in order to support the growth of Social Proxy and the Company’s financial needs, on August 14, 2024, the Company consummated a private placement of 1,500,000 ADSs and warrants to purchase ADSs at a purchase price of US$1.00 per ADS and accompanying warrant (the “Private Placement”). The warrants have an exercise price of US$1.20 per ADS and shall be exercisable during a period of five (5) years from the date of issue.  The Company raised net proceeds of US$1,500,000 in the Private Placement.

The Private Placement and the Transaction were approved by the Company’s shareholders on April 30, 2024 and July 22, 2024, respectively.

General

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets, launched extensive rocket attacks and kidnapped many Israeli civilians and soldiers.  Following the attack, Israel declared war against Hamas. In parallel, border clashes between Israel and the Hezbollah terrorist group on Israel’s northern border with Lebanon intensified and may escalate into a greater regional conflict. The Israel Defence Force (the “IDF”), the national military of Israel, is a conscripted military service, subject to certain exceptions. Since October 7, 2023, the IDF has called up several hundred thousand of its reserve forces to serve.

As a result, the Company’s operations in Israel may be disrupted by such absences, which disruption may materially and adversely affect our business, prospects, financial condition and results of operations. In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and southern border (with the Houthi movement in Yemen). It is possible that hostilities with Hezbollah in Lebanon will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank as well as other hostile countries, such as Iran, will join the hostilities. Such clashes may escalate in the future into a greater regional conflict. Although until approval of these financial statements, the impact of the war on the Company was negligible, it is currently not possible to predict the duration or severity of the ongoing conflict or its effects on the Company’s business, operations and financial conditions. The ongoing conflict is rapidly evolving and developing, and could disrupt its business and operations, and hamper its ability to raise additional funds or sell its securities, among others.

To date, the Company’s management confirms that the Company has not seen any material impact on its ongoing operations in Israel, aside from a negative effect on our marketable securities and potentially our ability to raise additional funds if needed. At the same time, the Company continues to monitor its ongoing activities and make any needed adjustments to ensure a smooth continuity of its business. The Company notes that its headquarters are in the center of the country, near Tel Aviv, and not near any borders.

Financial Overview for Nine Months Ended September 30, 2024

XTL reported approximately $0.82 million in cash and cash equivalents and approximately $0.90 million in mainly marketable securities as of September 30, 2024, compared to $1.40 million in cash and cash equivalents and approximately $0.60 million in mainly marketable securities as of December 31, 2023. The decrease of approximately $0.58 million since December 31, 2023, in cash and cash equivalents derives from XTL’s operating expenses and from Social Proxy’s operating expenses starting August 14, 2024 which were off-set by the Private Placement.

Revenues for the nine months ended September 30, 2024, were $162 thousand compared to none for the corresponding period in 2023. The increase of $162 thousand derives from consolidating The Social Proxy results starting on August 14, 2024.

Cost of revenues for the nine months ended September 30, 2024, were $116 thousand compared to none for the corresponding period in 2023. The increase of $116 thousand derives from consolidating The Social Proxy results starting on August 14, 2024.

Research and development expenses for the nine months ended September 30, 2024, were $66 thousand compared to $25 thousand for the corresponding period in 2023. The increase of $41 thousand derives from consolidating The Social Proxy results starting on August 14, 2024.

Sales and marketing expenses for the nine months ended September 30, 2024, were $284 thousand compared to none for the corresponding period in 2023. The increase of $284 thousand derives from consolidating The Social Proxy results starting on August 14, 2024.

General and administrative expenses for the nine months ended September 30, 2024, were $1,056 thousand compared to $540 thousand for the corresponding period in 2023. The increase of $516 thousand were mainly due to higher share-based compensation expenses and from consolidating The Social Proxy results starting on August 14, 2024.

Finance income, net for the nine months ended September 30, 2024, were $588 thousand compared to finance expense, net of $933 thousand for the corresponding period in 2023. The difference is primarily from revaluation of marketable securities and an income from revaluating warrants and earn-out liability.

XTL reported an operating loss for the nine months ended September 30, 2024, of $1,360 thousand compared to $565 thousand for the corresponding period in 2023. The Company reported a total loss for the period ended September 30, 2024, of approximately $772 thousand, compared to total loss of $1,498 thousand in the corresponding period in 2023.

XTL Biopharmaceuticals, Ltd. and Subsidiaries

(USD in thousands)

Unaudited Condensed Consolidated Statements of Financial Position

	September 30,	December 31,
	2024	2023
	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	820	1,401
Marketable securities – InterCure Ltd.	900	605
Trade receivable	140	-
Prepaid expenses and other current assets	127	40
	1,987	2,046

NON-CURRENT ASSETS:
Fixed assets, net	217	-
Intangible assets, net and goodwill	7,076	380
	7,293	380

Total assets	9,280	2,426

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Loans and credit from banking corporations	168	-
Warrants	1,745	-
Accounts payable	554	206
	2,467	206

NON-CURRENT LIABILITIES:

Warrants	765	-
Deferred tax liability, net	331	-
	1,096	-

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Share capital - ordinary shares of NIS 0.1 par value: authorized shares - 1,450,000,000 on September 30, 2024 and December 31, 2023; issued and outstanding: 881,385,176 on September 30, 2024 and 544,906,149 on December 31, 2023;	23,138	14,120
Additional paid in capital	141,325	146,326
Reserve from transactions with non-controlling interests	20	20
Accumulated deficit	(158,766)	(158,246)
Total equity	5,717	2,220
Total liabilities and equity	9,280	2,426

XTL Biopharmaceuticals, Ltd. and Subsidiaries

(USD in thousands, except per share amounts)

Unaudited Condensed Consolidated Statements of Comprehensive Loss

	For the nine months ended
	September 30,
	2024	2023

Revenues	$162	$-
Cost of service	(116)	-
Gross profit	46	-

Research and Development expenses	(66)	(25)
Sales and Marketing expenses	(284)	-
General and administrative expenses (*)	(1,056)	(540)
Operating Loss	$(1,360)	$(565)

Change in fair value of financial instruments	$678	$(878)
Other finance income	32	30
Other finance expense	(122)	(85)
Finance income (expenses), net	588	(933)
Total comprehensive loss for the period	$(772)	$(1,498)
Basic loss per share (in U.S. dollars):	(0.001)	$(0.003)
Diluted loss per share (in U.S. dollars):	(0.002)	$(0.003)
Weighted average number of issued ordinary shares (basic)	602,834,773	544,906,149
Weighted average number of issued ordinary shares (diluted)	616,902,696	544,906,149

(*)	Including share-based compensation expenses of $250 thousand and $3 thousands for the nine months ended September 30, 2024 and 2023, respectively.

About THE SOCIAL PROXY LTD.

Social Proxy is a web data AI company, developing and powering, a unique ethical, IP based, proxy data extraction platform for AI & BI Applications at scale.

The company self-developed, innovative, next-generation proxy technology with unlimited IPs, and 100x faster than any other solution at the market. It does not source other users’ IP and is a real ethical solution.

About hCDR1

hCDR1 is a novel compound with a unique mechanism of action and clinical data on over 400 patients in three clinical studies. The drug has a favorable safety profile, is well tolerated by patients and has demonstrated efficacy in at least one clinically meaningful endpoint. For more information, please see the peer reviewed article in Lupus Science and Medicine journal titled “Safety and efficacy of hCDR1 (Edratide) in patients with active systemic lupus erythematosus: results of phase II study”.

About XTL Biopharmaceuticals Ltd. (XTL)

XTL is an IP portfolio company. The Company holds 100% of the share capital of The Social Proxy Ltd. (the “Social Proxy”), a web data company and has an IP portfolio surrounding hCDR1 for the treatment of Lupus disease (SLE), which it has decided to explore collaboration with a strategic partner to develop

XTL is traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTLB.TA).

For further information, please contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 3 611 6666

Email: ir@xtlbio.com

www.xtlbio.com

Cautionary Statement

This disclosure may contain forward-looking statements, about XTL’s expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, XTL or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by XTL with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of XTL’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause XTL’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause XTL’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in XTL’s filings with the SEC and in its periodic filings with the TASE. In addition, XTL operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. XTL does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise. Please see the risk factors associated with an investment in our ADSs or ordinary shares which are included in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 30, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2024	XTL BIOPHARMACEUTICALS LTD.

	By:	/s/ Shlomo Shalev
Shlomo Shalev Chief Executive Officer